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FORM 4                                                 OMB APPROVAL
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[ ] Check this box if no longer             OMB Number                 3235-0287
    subject to Section 16. Form 4           Expires:           December 31, 2001
    or Form 5 obligations may               Estimated average burden
    continue. See Instruction 1(b).          hours per response............. 0.5
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940
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1. Name and Address of Reporting Person*

   Kleven             Jerry            A.
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   (Last)             (First)          (Middle)

   3410 East University, Suite 180
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   (Street)

   Phoenix            Arizona           85034
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   (City)             (State)           (Zip)
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2. Issuer Name and Ticker or Trading Symbol

   INTERNATIONAL FIBERCOM, INC. ("IFCI")
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3. IRS Or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   March 2001
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                          [ ] 10% Owner
   [ ] Officer (give title below)        [ ] Other (specify below)

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7.  Individual or Joint/Group Filing (Check Applicable Line)
    [X] Form filed by One Reporting Person
    [ ] Form filed by More than One Reporting Person
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               TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1.Title of    2. Trans-                                           5. Amount of      6. Owner-
  Security       action  3. Trans-     4. Securities Acquired (A)    Securities        ship
  (Instr. 3)     Date       action        or Disposed of (D)         Beneficially      Form:      7. Nature of
                 (Month/    Code          (Instr. 3, 4 and 5)        Owned at          Direct        Indirect
                 Day/       (Instr. 8)    ----------------------     End of Month      (D) or        Beneficial
                 Year)      ----------             (A) or            (Instr. 3 and 4)  Indirect I)   Ownership
                            Code    V     Amount   (D)     Price                       (Instr. 4)    (Instr. 4)
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Common Stock     3/16/01    S(1)          29,975    D      $4.3176                         D
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Common Stock     3/19/01    S(1)          15,000    D      $4.1896                         D
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Common Stock     3/22/01    S(1)          35,000    D      $3.9509                         D
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Common Stock     3/23/01    S(1)          21,500    D      $4.2042                         D
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Common Stock     3/23/01    S(1)             300    D      $4.1875                         D
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                                                                         54,521
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       Table II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
              (e.g., puts, calls, warrants, options, convertible securities)
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1. Title of Derivative            2. Conver-       3. Trans-     4. Transac-       5. Number of Derivative
   Security (Instr. 3)               sion or          action        tion              Securities Acquired
                                     Exercise         Date          Code              (A) or Disposed
                                     Price of         (Month/       (Instr. 8)        of (D)(Instr. 3,4, and 5)
                                     Derivative       Day/          -----------       -------------------------
                                     Security         Year)         Code      V             (A)         (D)
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6. Date Exercisable                                           9. Number
   and Expiration     7. Title and Amount of                     of Derivative   10. Ownership
   Date (Month/          Underlying Securities                   ative               Form of
   Day/Year)             (Instr. 3 and 4)                        Securities          Derivative  11. Nature of
   -----------------     --------------------    8. Price of     Beneficially        Security:       Indirect
   Date      Expira-                Amount or       Derivative   Owned at            Direct (D)      Beneficial
   Exer-     tion                   Number of       Security     End of Month        or Indirect     Ownership
   cisable   Date        Title      Shares          (Instr.5)    (Instr. 4)          (I)(Instr.4)    (Instr.4)
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Explanation of Responses:

(1) Sale was made pursuant to involuntary retirement of margin loan after issuer's Common Stock fell below required margin limits and the brokerage firm holding the margin account sold a sufficient number of shares in reporting person's account to retire margin loan.

                           /s/ Jerry A. Kleven                      4/10/01
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                           **Signature of Reporting Person            Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).